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FOR IMMEDIATE RELEASE

Contact:          Stephen Tisdell
                  Chief Financial Officer
                  (615) 297-4255 X265
                  stisdell@parking.com


        CENTRAL PARKING CORPORATION AGREES TO ACQUIRE SQUARE INDUSTRIES

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              ACQUISITION EXPECTED TO ADD TO FISCAL 1997 EARNINGS

NASHVILLE, Tennessee (December 9, 1996) - Central Parking Corporation (NYSE:PK) today announced that it has signed a definitive purchase agreement to acquire all the outstanding shares of Square Industries, Inc. (Nasdaq/NM: SQAI) ("Square Industries"). Pursuant to the agreement, Central Parking Corporation will pay an aggregate of $31.00 per share for each outstanding share of Square Industries common stock. Of that amount, $28.50 will be paid net to the seller in cash; and an additional $2.50 per share will be deposited by Central Parking Corporation in escrow as contingent consideration for distribution to either the shareholders of Square Industries or Central Parking Corporation based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement. Square Industries currently has approximately 1.2 million shares of common stock outstanding.

         The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Square Industries will become a wholly-owned subsidiary of Central Parking Corporation. The transaction has been recommended by the Boards of Directors of Central Parking Corporation and Square Industries. Central Parking Corporation expects to file its notice of cash tender offer with the Securities and Exchange Commission on December 13, 1996 and to launch the offer immediately thereafter. J.C. Bradford & Co. will be the Dealer Manager for the Tender Offer and advised Central Parking Corporation in the transaction. The cash tender offer is subject to Central Parking Corporation receiving at least 66 2/3% (sixty-six and two-thirds percent) of the outstanding stock of Square Industries. The cash required for the transaction will be provided to Central Parking Corporation pursuant to a combination of current cash and a new $150 million credit arrangement.

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Central Parking Agrees to Purchase Square Industries
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December 9, 1996
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         Of the escrowed funds, $1.99 per share is consideration which is contingent on the execution of a lease meeting certain criteria with respect to one specific property, and may be held in escrow for up to 12 months. $0.51 per share is consideration which is contingent on the resolution of certain tax issues, and may be held for up to three years. The escrow agreement provides that any interest earned on the escrowed funds will be distributed to the party receiving the funds and that certain expenses will be paid out of the escrowed funds.

         Monroe J. Carell, Jr., Chairman and Chief Executive Officer of Central Parking Corporation, remarked, "We are confident that this proposed acquisition will contribute positively to our continued growth in earnings, starting in our 1997 fiscal year. The majority of parking facilities which Square Industries controls and manages are in geographic areas where we already have established operations. Since most of Square's facilities are in cities where Central Parking Corporation currently operates, we will be able to achieve significant cost savings as we integrate the acquired properties. We have successfully complemented our internal growth in the past through other strategic acquisitions, and we believe this transaction represents another logical and profitable way of enhancing our overall competitive position."

         Lowell Harwood, Chairman and Chief Executive Officer of Square Industries, added, "We look forward to joining forces with Central Parking Corporation. We believe that Square Industries' leadership in the Northeast will complement and strengthen Central Parking Corporation's overall competitive position in the parking industry."

         Square Industries, headquartered in Jersey City, New Jersey, currently operates approximately 117 parking facilities containing over 61,000 spaces located primarily in the Northeast (New York City, 49; Philadelphia, 30; Newark, 17; Pittsburgh, 11 and other cities, 10). Square's facilities include Rockefeller Center and One Penn Plaza as well as sports complexes such as Shea Stadium, home of the New York Mets, and Corel Centre/Palladium in Ottawa, Canada. Square Industries reported revenue of $65.9 million for the year ended December 31, 1995. Square Industries was advised by The Blackstone Group in connection with the transaction.

         Central Parking Corporation reported revenue of $143.3 million for its fiscal year ended September 30, 1996. Headquartered in Nashville, Tennessee, Central Parking Corporation is a leading provider of parking services in the United States. The Company currently operates in excess of 1,360 parking facilities containing over 546,000 parking spaces located in 32 states, the District of Columbia, the United Kingdom, Mexico, Puerto Rico and Germany. The Company provides parking consulting services in Malaysia and Spain and has a business development office in Amsterdam.


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